

April 22, 2010

Mr. Stephen A. Heit
Chief Financial Officer, CCA Industries, Inc.
200 Murray Hill Parkway
East Rutherford, New Jersey 07073

Re: **CCA Industries, Inc.**
            Form 10-K for the year ended November 30, 2009
            Form 10-K/A filed April 14, 2010
            Form 10-Q for the period ended February 28, 2010
            File No. 1-31643

Dear Mr. Heit:

        We have reviewed the above noted filings and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A filed April 14, 2010

1. Please file an amended 10-K to include required certifications and ensure that the language conforms to Item 601 of Regulation S-K. Please refer to Question 161.01 of the SEC's Division of Corporation Finance Compliance and Disclosure Interpretations: Exchange Act Rules.

Form 10-Q for the period ended February 28, 2010

General

2. In future annual and quarterly filings please ensure you enhance disclosures related to revenue recognition and intangibles as requested in our previous comment letters.

<u>Exhibits 31.1 and 31.2</u>

3. In all future annual and quarterly filings, please revise your certifications to use the exact language required, including the language required in the forepart of paragraph four regarding "internal controls over financial reporting". Please refer to Item 601 of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Sr. Asst. Chief Accountant